

Mail Stop 4631

April 15, 2010

Mr. Daniel Urness
Cavco Industries, Inc.
1001 North Central Avenue, Suite 800
Phoenix, Arizona 85004

>   **RE: Cavco Industries, Inc.**
>   **Form 10-K for the fiscal year ended March 31, 2009**
>   **Filed May 21, 2009**
>   **File #0-8822**

Dear Mr. Urness:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3689. Please contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Dieter King, Staff Attorney, at (202) 551-3338 with any other questions.

.

Sincerely,

John Hartz
Senior Assistant Chief Accountant